

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 19, 2010

via U.S. mail and facsimile

Kerry J. Chauvin, CEO
Gulf Island Fabrication, Inc.
567 Thompson Road
Houma, Louisiana 70363

> **RE:** **Gulf Island Fabrication, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010,**
> **June 30, 2010, and September 30, 2010**
> **File No. 1-34279**

Dear Mr. Chauvin:

We have reviewed your response letter dated November 17, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

1. We note your response to comment 1 in our letter dated November 2, 2010. It is unclear why you would be unable to provide investors with a discussion and analysis of man-hours you can work in comparison to man-hours worked, if man-hours you can work is how management judges your business. In this regard, we note that it

was communicated to analysts that man-hours you can work ranges between 3.5
million to 4 million. However, we understand that management may not be able to
provide investors with disclosures of an accurate number of these hours for the
reasons explained in your letter. As man-hours worked does appear to be a measure
used by management to assess the business activity, please expand upon the
discussion and analysis you provide under the caption, Workforce, to provide
investors with a more comprehensive understanding of the material factors impacting
the changes in man-hours worked for each period presented in future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

Results of Operations, page 15

2. We note your response to comment 9 in our letter dated November 2, 2010, in which
you note that there were no indicators of reasonably likely impairments for your
Texas facility's fixed assets. In our prior comment, we noted a few negative trends in
the operating results for the Texas facility that may raise questions as to whether the
recoverability of the associated assets should be assessed in comparison to the
carrying values and/or potentially lead to an impairment charge. Please provide us
with an understanding as to why you do not believe the indicators noted in our prior
comment do not result in a material uncertainty about the recoverability of the Texas
facility's fixed assets. Please also consider revising your disclosures in future filings
to clarify for investors that while the Texas facility is experiencing negative trends
you do not believe it is reasonably likely these trends would result in a material
impairment charge, if correct. There is a concern that your investors may not fully
understand the uncertainties surrounding your Texas facility.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her
absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at
(202) 551-3355, if you have questions regarding comments on the financial statements
and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief